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                                                                   Exhibit 99.1



April 16, 2002


Securities and Exchange Commission
450 Fifth Street Washington, DC 20549


Arthur Andersen LLP has represented to Cornell Companies, Inc. in a letter dated April 16, 2002, that its audit of the consolidated financial statements of Cornell Companies, Inc. and subsidiaries as of December 31, 2001, and for the year then ended was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation to conduct the relevant portions of the audit. Andersen advised us in such letter that availability of foreign affiliates of Arthur Andersen was not relevant to this audit.



Very truly yours,



John L. Hendrix
Senior Vice President and
Chief Financial Officer